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EXHIBIT (a)(1)(H)

EMAIL COMMUNICATION TO EMPLOYEES OF
LYONDELLBASELL INDUSTRIES N.V. AND ITS SUBSIDIARIES

LYONDELLBASELL TENDER OFFER

June 10, 2019

        Earlier today, we announced a tender offer to purchase up to 37,000,000 of our issued and outstanding ordinary shares. If you own shares of LyondellBasell stock, you are eligible to sell your shares back to the company through a process that will take place between June 10, 2019 and July 8, 2019, unless extended.

        For more details, click here to read the press release.

Description of the tender offer

        LyondellBasell is making this tender offer for its ordinary shares, par value €0.04 per share, at a price that is the lesser of (i) a price not greater than $88.00 nor less than $77.00 per share, and (ii) a price that equals 110% of the daily per share volume-weighted average price for the shares on the New York Stock Exchange on the day of the expiration of the tender offer, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions of the tender offer.

Eligibility

        As an employee of LyondellBasell, you may participate in the tender offer if:

  •
  You hold shares outright (whether you hold the shares through a broker or by holding a share certificate); or

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  You hold options to purchase ordinary shares that are vested or will vest on or prior to the date the tender offer expires (currently one (1) minute after 11:59 p.m., New York City time, on July 8, 2019, unless the tender offer is extended).

        In addition, if you hold restricted stock units or performance share units, you may only tender shares that you have acquired through the vesting of restricted stock units or vesting of earned performance share units.

        You will need to come to your own determination as to whether to participate in the tender offer. Although LyondellBasell's Board of Directors approved making the tender offer, neither LyondellBasell nor its Board of Directors is making any recommendation as to whether holders should participate or as to the purchase price or purchase prices at which holders may choose to tender their shares if they decide to participate. You should carefully review the tender offer materials and discuss the tender offer with your tax, financial and other personal advisors before deciding whether to participate. In addition, LyondellBasell is not rendering any tax advice in connection with the tender offer.

        Information about the tender offer, including the procedures you must follow to participate, is available as described below.

SHAREHOLDERS

        If you hold shares in a brokerage account, you may wish to contact your broker to make sure you get a copy of the tender offer materials and any other forms your broker may require you to complete. If you hold share certificates registered in your own name, LyondellBasell's transfer agent, Computershare Trust Company, N.A., will be sending you the tender offer materials. In either case, you may request copies of the tender offer materials from Georgeson LLC, the information agent for the tender offer, by calling 1-866-300-8594.

        If you hold shares through an account with Solium Shareworks, such shares may be tendered in the tender offer by following the procedures described in the "Letter to Current and Former

LyondellBasell Employees who own Shares held on the Solium Shareworks Platform" attached to LyondellBasell's Issuer Tender Offer Statement on Schedule TO.

VESTED OPTIONS TO PURCHASE LYONDELLBASELL ORDINARY SHARES

        If you hold (i) unexercised options to purchase shares that are currently vested or (ii) options that will vest on or prior to the date the tender offer expires, you may participate in the tender offer by (1) exercising your vested options and (2) tendering the shares acquired upon exercise. Given the applicable deadlines to participate, if you are considering exercising your stock options, including any that vest during the pendency of the tender offer, you should contact, as soon as possible, Solium Shareworks regarding your stock options or Georgeson LLC regarding the tender offer. For further information, or if you have any questions relating to exercising your options, including those relating to the applicable deadlines, contact Solium Shareworks at 1 (480) 308-8171.

        If you wish to exercise all or a portion of your vested stock options in order to tender the underlying shares in the tender offer, you must exercise your stock options early enough to allow LyondellBasell to facilitate your exercise and to transfer the shares to you before the tender offer expires.

        For information about your stock option grants, including grant date, exercise price, vesting dates, number of vested shares, and expiration dates, please access your Solium Shareworks account at https://www.lyb.com/stock. Representatives of Solium Shareworks are also available if you have questions related to your stock options, or if you need assistance in exercising your vested stock options.

        Once you have exercised your stock options, you may elect to participate in the tender offer by following the instructions set forth in the optionholder letter or contacting Georgeson LLC at 1-866-300-8594. PLEASE BE AWARE THAT IF YOU CHOOSE TO EXERCISE OPTIONS, AND ALL OR ANY PORTION OF YOUR SHARES ARE NOT ACCEPTED IN THE TENDER OFFER, YOU MAY NOT REVOKE YOUR OPTION EXERCISE.

        If this notice has been delivered to you by electronic means, you have the right to receive a paper version of this notice, and may request a paper version of this notice at no charge by sending an email to investorrelations@lyb.com or calling 1 (713) 309-7141.

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  EXHIBIT (a)(1)(H)
EMAIL COMMUNICATION TO EMPLOYEES OF LYONDELLBASELL INDUSTRIES N.V. AND ITS SUBSIDIARIES
LYONDELLBASELL TENDER OFFER